14049121

SEC
Mail Processing
Section
MAR 05 2014
Washington DC
404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67659 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALPS Portfolio Solutions Distributor, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Broadway, Suite 1100
(No. and Street)

| Denver | CO | 80203 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

303-623-2577
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

| 1100 Walnut, Suite 1300 | Kansas City | MO | 64106 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# ALPS Portfolio Solutions Distributor, Inc.

**Financial Statements and Supplementary Schedule**

**Filed as a Public Document**

**Pursuant to Rule 17a-5(e)(3) as a Public Document**

**December 31, 2013**

OATH OR AFFIRMATION

I, Bradley Swenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm ALPS Portfolio Solutions Distributor, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer and FINOP

Title

NICHOLE M. KRAMER
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 19954015447
MY COMMISSION EXPIRES MAY 4, 2015

State of Colorado }
County of Denver }

Nichole M. Kramer, My Commission Expires 05/04/2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page
- ☑ (b) Statement of Financial Condition
- ☑ (c) Statement of Income (Loss)
- ☑ (d) Statement of Changes in Financial Condition
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to Methods of consolidation
- ☑ (l) An Oath or Affirmation
- ☑ (m) A copy of the SIPC Supplemental Report
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**ALPS Portfolio Solutions Distributor, Inc.**

**Table of Contents**

**December 31, 2013**

pwc

## Independent Auditor's Report

To the Board of Directors and Stockholder of ALPS Portfolio Solutions Distributor, Inc.:

We have audited the accompanying financial statements of ALPS Portfolio Solutions Distributor, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, stockholder's equity, and cash flows for the year then ended.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ALPS Portfolio Solutions Distributor, Inc. at December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

*PricewaterhouseCoopers LLP, 1100 Walnut, Suite 1300, Kansas City, MO 64106*
*T: (816) 472 7921, F: (816) 218 1890, www.pwc.com/us*

pwc

***Other Matter***

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2014

**ALPS Portfolio Solutions Distributor, Inc.**
**Statement of Financial Condition**
**December 31, 2013**

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 505,220 |
| Accounts receivable | | 45,208 |
| Receivable from parent | | 160,892 |
| Prepaid expenses, deposits and other assets | | 217,479 |
| Total assets | $ | 928,799 |
| | | |
| **Liabilities and Stockholder's Equity** | | |
| Accounts payable | $ | 57,766 |
| Deferred tax liabilities | | 3,030 |
| Total liabilities | | 60,796 |
| Stockholder's equity | | |
| Total stockholder's equity | | 868,003 |
| Total liabilities and stockholder's equity | $ | 928,799 |

The accompanying notes are an integral part of these financial statements.

**ALPS Portfolio Solutions Distributor, Inc.**
**Statement of Income**
**Year Ended December 31, 2013**

| | | |
|---|---|---|
| **Revenues** | | |
| Distribution fees | $ | 311,013 |
| Out-of pocket reimbursement revenue | | 120,268 |
| Interest | | 794 |
| Total revenue | | 432,075 |
| **Expenses** | | |
| General and administrative | | 291,346 |
| Regulatory fees | | 44,474 |
| Total expenses | | 335,820 |
| **Income before income taxes** | | 96,255 |
| Income taxes | | 32,536 |
| **Net income** | $ | 63,719 |

The accompanying notes are an integral part of these financial statements.

**ALPS Portfolio Solutions Distributor, Inc.**
**Statement of Changes in Stockholder's Equity**
**Year Ended December 31, 2013**

| | Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|
| **December 31, 2012** | $ 253,734 | $ — | $ 253,734 |
| Capital contributions | 550,550 | — | 550,550 |
| Net income | — | 63,719 | 63,719 |
| **December 31, 2013** | $ 804,284 | $ 63,719 | $ 868,003 |

The accompanying notes are an integral part of these financial statements.

## ALPS Portfolio Solutions Distributor, Inc.
## Statement of Cash Flow
## For the Year Ended December 31, 2013

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ | 63,719 |
| Deferred income taxes | | (3,481) |
| Changes in: | | |
| Accounts receivable | | (45,208) |
| Receivable from parent | | (60,131) |
| Prepaids, deposits and other assets | | (191,944) |
| Accounts payable | | 37,766 |
| Net cash used in operating activities | | (199,279) |
| **Cash flows from financing activities** | | |
| Capital contributions | | 550,550 |
| Net cash provided by financing activities | | 550,550 |
| Net increase in cash and cash equivalents | | 351,271 |
| Cash and cash equivalents, beginning of year | | 153,949 |
| Cash and cash equivalents, end of year | $ | 505,220 |
| **Supplemental cash flow information** | | |
| Cash paid for income taxes | $ | 36,017 |

The accompanying notes are an integral part of these financial statements.

## 1. Description of Business and Basis for Presentation

ALPS Portfolio Solutions Distributor, Inc. (the "Company" or "APSD") is a wholly owned subsidiary of ALPS Holdings, Inc. ("AHI" or "Parent"). AHI is a wholly owned subsidiary of DST Systems, Inc. ("DST"). The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

APSD performs various services related to the funds it distributes, which include: supervising and maintaining licenses of broker-dealer staff, review and approval of marketing materials, acting as legal underwriter/distributor of mutual funds, administering 12b-1 plans, execution of broker/dealer selling agreements, performing due diligence on financial intermediaries, and administering firm and regulatory element for registered representatives.

During 2013, APSD became the distributor for various funds that wholly owned subsidiaries of AHI advise and actively distribute. As a result, the Company changed to the alternative method for calculating required net capital in 2013.

The Company operates under the provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. As such, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

## 2. Summary of Significant Accounting Policies

***Use of estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Cash and cash equivalents***

The Company considers all liquid investments with original maturities of 90 days or less to be cash equivalents.

***Accounts receivable***

Accounts receivable are stated at the amount billed to fund clients. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts past due more than 120 days are considered delinquent. Delinquent receivables may be written off based on specific circumstances of the fund clients. The Company extends unsecured credit to its customers.

***Income taxes***

APSD was historically part of the AHI consolidated tax return. As of November 1, 2011, the Company is included within the consolidated federal income tax return of DST. The Company computes income tax expense and income taxes payable to DST under an intercompany tax allocation policy which approximates the separate return method. The tax sharing policy provides for compensation for tax benefits of losses and credits to the extent utilized by other members in the consolidated tax return. Deferred income tax effects of transactions reported in different periods for financial reporting purposes are recorded by the liability method under the authoritative accounting guidance for income taxes. The method gives consideration to

the future tax consequences of deferred income or expense items and immediately recognizes changes in income tax laws upon enactment. The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if any in income tax expense.

From time to time, the Company may enter into transactions for which the tax treatment under the Internal Revenue Code or applicable state tax laws is uncertain. In these instances, the Company provides federal and/or state income taxes on such transactions, together with related interest, net of income tax benefit, and any applicable penalties in accordance with the authoritative accounting guidance for income tax uncertainties and accounting for income taxes.

***Revenue recognition***

The Company recognizes revenue when it is realized or realizable and it is earned. The majority of the Company's revenues are derived from distribution services and are recognized upon completion of the services provided. Allowances for billing adjustments and doubtful account expense are recorded as reductions in revenues, and the annual amounts are immaterial to the Company's financial statements.

The Company recognizes revenue when the following criteria are met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred or services have been rendered; 3) the sales price is fixed or determinable; and 4) collectability is reasonably assured. If there is a customer acceptance provision in a contract or if there is uncertainty about customer acceptance, the associated revenue is deferred until the Company has evidence of customer acceptance.

Authoritative accounting guidance related to the income statement characterization of reimbursements received for "out-of-pocket" ("OOP") expenses incurred, requires the Company to record reimbursements received for OOP expenses as revenue on an accrual basis. Because these additional revenues are offset by the reimbursable expenses incurred, it does not impact income from operations or net income. OOP expenses are included in general and administrative expenses and regulatory fees.

***Fair value of financial instruments***

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 - Significant unobservable inputs (including the entity's own assumptions in determining fair value) for the asset or liability.

Substantially all of Company's assets and liabilities are represented by cash balances held by depository institutions or are short-term in nature thus their carrying amounts approximate fair value as defined within the standard.

***New authoritative accounting guidance***

In July 2013, the Financial Accounting Standards Board ("FASB") issued an accounting standard update, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or Tax Credit Carryforward Exists." This standard requires netting of unrecognized tax benefits

against a deferred tax asset for a loss or other carryforward that would apply in settlement of the uncertain tax positions. This standard is effective prospectively for annual and interim periods beginning after December 15, 2013. The Company is currently evaluating the potential impact of this standard but does not expect it to materially impact the financial statements.

***Subsequent events***

Subsequent events have been evaluated through February 27, 2014 which is the date the financial statements were available to be issued.

## 3. Income Taxes

The provision (benefit) for income taxes consists of the following for the year ended December 31, 2013:

| | | |
|---|---|---|
| Current | | |
| Federal | $ | 33,333 |
| State | | 2,684 |
| | | 36,017 |
| Deferred | | |
| Federal | | (3,134) |
| State | | (347) |
| | | (3,481) |
| Total income tax expense | $ | 32,536 |

The difference between the Company's effective income tax rate of 33.8% for the year ended December 31, 2013 and the U.S. federal income tax statutory rate of 35.0% is primarily attributable to state and local income taxes.

Deferred assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is generally the result of changes in the assets or liabilities for deferred taxes. The net deferred tax liability of $3,030 at December 31, 2013 relates primarily to prepaid assets. There were no deferred tax assets at December 31, 2013.

An IRS examination of the AHI consolidated federal income tax return for the tax years ended September 30, 2011 and October 31, 2011 began during 2013. As of December 31, 2013, the IRS has not proposed any adjustments. Due to DST's acquisition of AHI on October 31, 2011, and as a result of tax indemnifications in the agreement, income taxes related to periods prior to DST's ownership are the responsibility of the prior owners. The Company is still subject to examination by the IRS for all years in which it is included in the consolidated federal income tax return of DST. Various state and local income tax returns of the DST consolidated group are under examination by taxing authorities. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.

## 4. Related-Party Transactions

APSD and AHI, through AHI's wholly owned subsidiary ALPS Fund Services, Inc. ("AFS"), have entered into an expense allocation agreement, which calls for AHI to pay various overhead and operating expenses of APSD and APSD agrees to reimburse AHI for such costs paid on its behalf. APSD records expenses in amounts determined according to the reasonable allocation from AHI, applied on a consistent basis. For the year ended December 31, 2013, the allocation was determined to be APSD's percentage of revenue to the

total consolidated revenue of AHI which resulted in allocated expenses from AFS in the amount of $137,033.

At December 31, 2013, APSD had a receivable from parent of $160,892 which represents a net balance as the result of various transactions between the Company and DST and its wholly owned subsidiaries. The balance is primarily the result of the Company's participation in DST's centralized cash management program, wherein cash disbursements are funded by DST.

## 5. Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

***Major customers***

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. The Company's two largest customers, in aggregate, account for approximately 72.0% of the Company's total revenues for the year ended December 31, 2013.

***Credit risk***

Cash balances which exceed Federal Deposit Insurance Corporation insurance coverage limits subject the Company to a concentration of credit risk.

***Current economic conditions***

Economic and financial market conditions could adversely affect our results of operations in future periods. Instability in the financial markets may significantly impact the volume of future sales, which could have an adverse impact on the Company's future operating results.

In addition, given the volatility of economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in allowances for accounts receivable that could negatively impact the Company's ability to maintain sufficient liquidity.

***Other contingencies***

The Company is involved in legal proceedings arising in the normal course of their business. While the ultimate outcome of these legal proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with legal counsel, that the final outcome in such proceedings, in the aggregate, would not have a material adverse effect on the Company's financial condition, results of operations and cash flow.

## 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital requirement. The Company has elected the alternative net capital method. This method establishes a minimum net capital requirement of the greater of $250,000 or 2% of aggregate debits, pursuant to Rule 15c3-3. At December 31, 2013, the Company had net capital of $444,424, which was $194,424 in excess of its required net capital of $250,000.

# Supplementary Schedule

**ALPS Portfolio Solutions Distributor, Inc.**
**Computation of Net Capital under**
**Rule 15c3-1 of the Securities Exchange Act of 1934**
**December 31, 2013**

| | | |
|---|---|---|
| **Net Capital** | | |
| Total stockholder's equity | $ | 868,003 |
| | | |
| Deductions | | |
| Non-allowable assets | | |
| Accounts receivable | | 45,208 |
| Receivable from parent | | 160,892 |
| Prepaids, deposits and other assets | | 217,479 |
| Net capital | | 444,424 |
| | | |
| **Computation of Alternate Net Capital Requirements** | | |
| 2% of aggregate debit items (or $250,000, if greater) | | 250,000 |
| | | |
| Excess net capital | $ | 194,424 |

No material differences exist between the audited Computation of Net Capital (Schedule 1) and that included in the Company's unaudited December 31, 2013 FOCUS Report Part IIA.

pwc

**Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5**

To the Board of Directors and Stockholder of ALPS Portfolio Solutions Distributor, Inc.:

In planning and performing our audit of the financial statements of ALPS Portfolio Solutions Distributor, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

*PricewaterhouseCoopers LLP, 1100 Walnut, Suite 1300, Kansas City, MO 64106*
*T: (816) 472 7921, F: (816) 218 1890, www.pwc.com/us*

pwc

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2014

pwc

## Report of Independent Accountants

To the Board of Directors and Stockholder of ALPS Portfolio Solutions Distributor, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of ALPS Portfolio Solutions Distributor, Inc. for the year ended December 31, 2013, which were agreed to by ALPS Portfolio Solutions Distributor, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating ALPS Portfolio Solutions Distributor, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2013. Management is responsible for ALPS Portfolio Solutions Distributor, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B of Form SIPC-7 with the respective cash disbursement records entries as follows: compared item 2B in the amount of $553 to check number 230744 dated July 17, 2013 obtained from Eric Parsons, Vice President and Corporate Controller, and compared item 2F in the amount of $2 to check number 241430 dated February 18, 2014 obtained from Eric Parsons, Vice President and Corporate Controller.

   No differences noted as a result of applying the above procedures.

2. Compared the Total Revenue amount reported on page 5 of the audited Form X-17A-5 for the year ended December 31, 2013 with the Total revenue amount of $432,075 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2013.

   No differences noted as a result of applying the above procedures.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared deductions on line 2c(1), "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products." of $209,931 to "2013 SIPC calculation" provided by Eric Parsons, Vice President and Corporate Controller.

   No differences noted as a result of applying the above procedures.

pwc

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $222,144 and $555 of the Form SIPC-7.
   b. Recalculated the mathematical accuracy of the supporting deduction calculation of Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products." referenced above in 3a.

   No differences noted as a result of applying the above procedures.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management, board of directors and stockholder of ALPS Portfolio Solutions Distributor, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2014

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67659 FINRA Dec
ALPS Portfolio Solutions Distributor, Inc.
PO Box 328
Denver, CO 80201-0328

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Eric T. Parsons, 720.917.0727

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 555

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 553 )
July 17, 2013
Date Paid

C. Less prior overpayment applied ( 0 )

D. Assessment balance due or (overpayment) 2

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2

H. Overpayment carried forward $( 0 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALPS Portfolio Solutions Distributor, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 18 day of February, 20 14.

VP and Corporate Controller
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 432,075 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 209,931 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 209,931 |
| 2d. SIPC Net Operating Revenues | $ 222,144 |
| 2e. General Assessment @ .0025 | $ 555 |
| | (to page 1, line 2.A.) |